As filed with the Securities and Exchange Commission on August 6, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of August 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A.............

                            MODERN TIMES GROUP MTG AB

              FINANCIAL RESULTS FOR THE PERIOD JANUARY - JUNE 2003

Stockholm, 6 August 2003 - Modern Times Group MTG AB ("MTG") (Stockholmsborsen:
MTGA, MTGB; Nasdaq: MTGNY) today announced its preliminary financial results for the second quarter and first six months ended 30 June 2003.

SECOND QUARTER HIGHLIGHTS

               o GROUP OPERATING INCOME, EXCLUDING NON-RECURRING CAPITAL GAINS LAST YEAR, INCREASED TO SEK 159 (41) MILLION

               o    PRE-TAX PROFIT AMOUNTED TO SEK 104 (53) MILLION

               o NET SALES UP BY 8% TO SEK 1,631 (1,506) MILLION AND MTG INCREASED ITS MARKET SHARE FOR BOTH RADIO AND TV ADVERTISING IN THE NORDIC REGION

               o    TV3 SCANDINAVIA NET SALES UP 14% YEAR-ON-YEAR TO SEK 561
                    (492) MILLION

               o    OPERATING INCOME FROM PAY-TV OPERATIONS INCREASED TO SEK 127
                    (88) MILLION

               o    SWEDISH RADIO OPERATIONS REPORT OPERATING PROFIT

Hans-Holger Albrecht, President and CEO of MTG, commented: "This is the second consecutive quarter that we have delivered the highest operating profit in the group's history for the corresponding quarter. Our focus on growth, cost control and addressing the areas that previously had a weak performance, has been successful. The advertising markets now show signs of stability but visibility remains short term and we remain focused on continuing to increase our market shares and improving internal efficiency."

"The Free-TV division showed a strong performance in the second quarter with TV3 Scandinavia delivering 14% year-on-year net sales growth as a result of improved ratings and positive developments in the advertising market. The Baltic TV3 channels increased sales by 18% in continuous strong markets. DTV in Russia and Viasat3 in Hungary improved ratings and sales and we continue to expect the channels to turn positive sometime during next year."

"Piracy has remained a problem for the premium package with churn running at high levels. The implementation of the NDS VideoGuard conditional access security system is proceeding and we expect to launch the new technology this Fall in combination with aggressive new subscriber acquisition campaigns. Despite the piracy, our Pay-TV division continues to generate high margins and strong cash flows.

"We participated in Metro's debt restructuring by converting our outstanding receivables to Metro to A and B shares. After the conversion our holding in Metro will comprise 19.9% voting interest and a 28.4% economic interest. We believe strongly in Metro's business model and the recent set of results show strong financial improvements. The new capital structure strengthens Metro and enables the company to build on its position as the worlds largest international newspaper."

FINANCIAL SUMMARY

(In SEK million)                                   Q2 2003    Q2 2002    H1 2003   H1 2002    FY 2002

Net sales                                            1,631      1,506      3,144     2,922      6,023

Earnings before depreciation and amortisation          217        262        359       345        554

Operating income                                       159        204        239       224        267

           - of which, non-recurring items
                                                         -        163          -       163         37

Net interest and other financial items *               -55       -151       -104      -110       -239

           Pre tax profit                              104         53        135       114         28

Net income                                              61         15         82        47        -67

Basic earnings per share (SEK)                        0.92       0.22       1.24      0.71      -1.00
Fully diluted earnings per share (SEK)                0.92       0.22       1.24      0.71      -1.00

Total assets                                         5,783      6,869      5,783     6,869      6,182

* Net interest and other financial items totalled SEK -55 million in the quarter and SEK -104 million for the first six months. The exchange rate loss of the conversion of our Metro receivables to equity was SEK -56 million for the quarter and SEK -77 million for the first six months. During the quarter SEK 15 million was recorded as dividend from our holding in TV4 AB.

OPERATING REVIEW

MTG is an international media company with principal operations in Scandinavia, the Baltics and Russia. MTG subsidiaries operate in more than 30 countries around the world. MTG is the largest Free-to-air and Pay-TV operator in the Nordic and Baltic regions and the largest commercial radio operator in Northern Europe. MTG is also one of the leading originators and producers of reality television formats, and a global provider of subtitling and dubbing services to the entertainment industry.

During the second quarter MTG participated in the refinancing of Metro International S.A. ("Metro"). As part of the refinancing of Metro, MTG will receive 51.1 million new Metro class A shares and 93.6 million new Metro class B shares at a price of SEK 3.75 per share in exchange for its total interest-bearing loans to Metro of SEK 542 million, including interest accrued up to 31 May 2003. No interest will be charged on the loans to Metro for the period between 31 May 2003 and the completion of the transaction. MTG has recognised a currency exchange rate loss of SEK 56 million in the second quarter from the US dollar denominated loans to Metro due to the appreciation of the Swedish krona against the US dollar during the period. MTG has sold its subscription rights, received in the Metro refinancing, and MTG will hold 52.3 million class A shares and 96.9 million class B shares representing 19.9% of the voting rights and 28.4% of the capital.

The Group has signed a new SEK 800 million revolving multi-currency credit facility during the quarter in addition to the Group's existing bank facilities. The facility matures on 31 December 2007. The new facility is for general corporate purposes and continued expansion of the Group. The facility has been arranged and coordinated by Deutsche Bank, and provided by a group of leading international banks comprising Deutsche Bank, ING Bank, Nordea and Handelsbanken.

OPERATING REVIEW BY BUSINESS AREA

The Group was re-organized at the beginning of 2003. Following the closure of Swedish daily business newspaper FinansVision, the Publishing division has been closed down. The Group's other publishing companies Brombergs, Redaktorerna and Financialhearings, are all profitable and have been moved to the Modern Studios division. The New Media businesses are integrated in Broadcasting since the beginning of the year. The divisional results quoted in this statement for prior reporting periods have been restated to reflect the new organizational structure.

Viasat Broadcasting
Viasat Broadcasting broadcasts 20 own-produced TV-channels, including the leading TV3 and TV1000 branded entertainment channels, and 25 third party channels to a total of twelve countries. Viasat's successful Scandinavian TV channel formats have been effectively exported to the Baltic countries and subsequently introduced to new high growth markets in Russia, Hungary, Moldova, Belarus and Georgia. Viasat also operates teletext services for broadcasters across the Nordic region and on the Spanish television market, where Everytext now manages services for broadcasters reaching nearly all the Spanish households.

Viasat Broadcasting has a balanced mix of revenue streams, with approximately half of the revenues derived from the sale of subscriptions and interactive services, and half from advertising sales.

Free-TV
Free-TV revenue increased by 11% to SEK 770 (692) million during the second quarter. The operating income was SEK 44 (12) million for the quarter. The Free-TV operation also reported an 11% increase in net sales during the first six months to SEK 1,382 (1,241) million and operating income of SEK 23 (23) million.

The new investments in programming in TV3 Scandinavia have paid off and the spring season continued to deliver strong year-on-year growth in the commercial share of viewing. This resulted in a 14% increase in TV3 Scandinavia's sales during the second quarter. The peak share of viewing came in May when the final of the very popular Ice Hockey World Championships between Sweden and Canada set a new viewing record for the channel. An average of 2.1 million viewers watched the game, with a peak of 2.5 million viewers tuning in during the last minute of the game. The Ice Hockey coverage was the highest rated TV3 programme ever and TV3 has secured the rights to the Ice Hockey World Championships until 2007.

The Group acquired the remaining 16% of the shares in TV3 Lithuania in June, increasing its ownership to 100%. MTG now owns 100% of TV3 in all of the Baltic States. TV3 Lithuania has a penetration of 97% and a 33.1% commercial share of viewing (18-49).

(Commercial Share of Viewing)            Q2 2003      Q2 2002     FY 2002
TV3 and ZTV in Sweden (15-49)              31.9%        29.7%       29.9%
TV3 and ZTV in Norway (15-49)              16.6%        14.7%       14.9%
TV3 and 3+ in Denmark (15-49)              23.3%        23.2%       23.1%
TV3 Estonia (15-49)                        50.0%        35.0%       35.3%
TV3 Latvia (15-49)                         26.8%        25.2%       22.9%
TV3 Lithuania and Tango TV (15-49)         36.8%        32.0%       32.5%
Viasat 3 Hungary (18-49)                    3.1%         2.6%        2.3%
DTV Russia (18+)                            0.9%         0.4%        0.3%
CTC Russia (18+)                            8.3%         6.6%        6.5%

                                     Pay-TV
The Pay-TV operation reported stable revenues of SEK 553 (557) million for the quarter, despite the reduced number of digital subscribers. The churn rate remained high due to the continued impact of piracy on the platform. The operating income was SEK 127 (88) million for the quarter. The Pay-TV operation reported net sales during the first six months of SEK 1,110 (1,095) million and operating income of SEK 266 (147) million. The increased margin reflects a maturing subscriber base and a positive dollar effect. Quarterly Premium subscriber ARPU increased by 8% year-on-year to 759 SEK. MTG is convinced that the piracy and subsequently the churn will decrease with the implementation of the NDS's VideoGuard technology.

(Thousands subscribers)                      June 2003          March 2003

Total subscribers                                  929                 955
 - of which, digital subscribers                   587                 603
Viasat Premium subscribers (digital)               424                 442
Viasat Digital Basic subscribers                   164                 161

The number of TV1000 subscribers, including cable subscribers, declined to 460,000 at the end of the quarter, reflecting the churn on the Viasat platform and seasonality. TV1000 revenues amounted to SEK 179 (191) million and the channel reported an increased operating profit of SEK 67 (25) million for the second quarter of 2003 as a result of a more mature subscriber base and a lower dollar rate.

During 2003 TV1000 has been successfully launched in Russia, the Baltics and the Western CIS states of Moldova, Belarus and Georgia. The TV1000 Eastern European channel reached 584,000 homes in the region by the end of the second quarter. The channel is distributed via national and local cable networks in each country, including major cities such as Moscow and St Petersburg. TV1000 also continues to be available in the premium tier of Viasat's Direct to Home platform in the Baltic States.

Radio
MTG Radio is the largest commercial radio broadcaster in Northern Europe, and owns or holds stakes in the leading commercial radio networks in Sweden (RIX
FM), Norway (P4 Radio Hele Norge) and Finland (Radio Nova). These networks have a combined daily reach of 2.7 million listeners. The Group also owns the Star FM national radio stations in Estonia and Latvia, and the local Power Hit Radio station in Stockholm, Tallinn (Estonia) and Vilnius (Lithuania). MTG operates Lugna Favoriter, which is the most popular commercial radio station in Stockholm and in Gothenburg, as well as Metro FM in Stockholm.

Despite increasing stability in the total advertising market the Swedish radio advertising market has remained weak through the second quarter. However, the new channel structure established in 2002 has proved successful and MTG's channels continue to increase its popularity. At the end of last year the sales force was taken in-house. This new structure has enabled MTG Radio to increase its market share in the radio advertising market as well as increase its incremental margins. Net sales consequently grew by 14% year-on-year to SEK 50
(44) million in the second quarter, and MTG Radio reached profitability with an operating profit of SEK 5 (-17) million.

The Norwegian Ministry of Culture decided in June to award new P5 national commercial radio license to Radio P4 Hele Norge. The license agreement runs for ten years and the concession fee is NOK 90 million for the full period starting in January 2004. The license guarantees a minimum penetration of 60% of the Norwegian population and P4 will aim to increase the penetration beyond this level. MTG owns 10,673,508 shares in Radio P4 Hele Norge, representing 33% of capital and votes in the company.

Modern Studios
The Modern Studios business area comprises MTG's content production, distribution and sales businesses. Strix Television is a leading international reality TV production house; Sonet Film is the market leading producer and distributor of Swedish feature films; Los Angeles based Modern Entertainment owns the rights to over 500 movies; Modern Sports and Events manages and promotes a number of leading Scandinavian boxers; and Brombergs, a successful Swedish publishing house. Modern Studios reported a 21% year-on-year increase in net sales to SEK 175 (145) million and operating income of SEK 5 (4) million for the second quarter.

Strix's sales grew by 16% to SEK 108 (93) million in the quarter. Production represented a larger share of revenues and carries a lower margin than option and license sales. Operating income for the quarter was SEK 14 (17) million.

TV-Shop
The TV-Shop business area comprises the Group's home shopping and fulfilment businesses. TV-Shop is one of Europe's largest TV home shopping channels; CDON.com and DVDON.com are leading Scandinavian internet retailers selling CDs, DVDs and electronic games; and ECL is a logistics and fulfilment company which operates in 15 European countries. The business area reported an 8% year-on-year increase in net sales to SEK 166 (153) million and operating income of SEK 2 (4) million for the second quarter.

The TV-Shop home shopping channels reach more than 100 million homes in Europe and include the highly successful 24-hours a day `PIN24' channel, which is broadcast in the UK, Germany, Austria, Switzerland and Scandinavia. Sales for the TV home shopping business declined by 2% year-on-year to SEK 96 (98) million in the second quarter and operating income declined to SEK -2 (0) million. ECL reported a decline in revenues and operating profit for the second quarter due to lower external sales volumes.

CDON continued its strong development, with revenues up 107% year-on-year to SEK 62 (30) million in the second quarter and operating income increased to SEK 4
(1) million.

SDI Media
SDI Media operates in 19 countries around the world and provides translation, subtitling and dubbing services for TV, Video, Film and DVD, and is the global market leader with a 60% share of the worldwide market for the subtitling of DVD features. SDI Media has contracts with all but one of the major Hollywood Studios as well as with international TV channels such as The Discovery Channel and The Disney Channel.

SDI Media acquired the remaining 40% of its subsidiary in Hong Kong in June. SDI Media now owns 100% of the company, which is the leading subtitling and dubbing company in Asia. SDI Media is the largest Pan-Asian entertainment localization company, with operations in Hong Kong, Sydkorea, Singapore, Taiwan, Thailand and Tokyo. Clients in the region include Discovery Asia, Disney, Hallmark, Sony, Star TV and Time Warner.

SDI reported a year-on-year decline in sales in the second quarter to SEK 84
(102) million mainly due to the high exposure against the US Dollar, which has depreciated against the Swedish krona in the period. Operating income for the quarter amounted to SEK 13 (15) million.

FINANCIAL REVIEW

The Group reported an 8% year-on-year increase in net sales to SEK 1,631 (1,506) million in the second quarter.

Group earnings before interest, tax, depreciation and amortization, excluding non-recurring, items increased by 288% to SEK 159 (41) million for the second quarter, and by 292% to SEK 239 (61) million for the first half-year. Group depreciation and amortisation totalled SEK 58 (58) million for second quarter and SEK 120 (121) million for the first six months, The Group therefore reported earnings before interest and tax of SEK 159 (204) million for the quarter and SEK 239 (224) million for the first half-year. Non-recurring items for the second quarter last year included a capital gain of SEK 163 million from the sale of TV4 shares. The positive development in operating income principally reflects the increased margins in the Pay-TV business and the recovery in the advertising market as well as the Group's increasing market shares.

Net interest and other financial items totalled SEK -55 (-151) million in the quarter and SEK -104 (-110) million for the first six months, which includes realised currency losses from the conversion of the Metro receivables into equity of SEK -56 million for the quarter and SEK -77 million for the first six months. MTG also reported a SEK 15 million dividend from its 15.1% holding in TV4 AB during the quarter.

Pre-tax profit increased to SEK 104 (53) million in the quarter and SEK 135
(114) million for the first six months. The Group reported tax charges of SEK 46
(40) million in the second quarter and SEK 58 (72) million in the first six months, resulting in a net income after tax and minority interests increase to SEK 61 (15) million in the second quarter and SEK 82 (47) million in the first half-year.

Earnings per share for the second quarter amounted to SEK 0.92 (0.22) and SEK
1.24 (0.71) for the first half-year.

The Group's consolidated accounts have been prepared based on the same accounting principles as were applied in the preparation of the 2002 accounts, and are compiled according to the Swedish Annual Report & Accounts Act and the recommendations issued by the Swedish Financial Accounting Standards Council.

Cash Flow
The Group's capital expenditure totalled SEK 23 (17) million for the second quarter and SEK 52 (44) million for the first six months. Changes in working capital totalled SEK 141 (-167) million for the second quarter and SEK 45 (-253) million in the first six months and net cash flow from operations amounted to SEK 217 (10) million in the quarter and SEK 246 (12) million for the first half-year.

Equity to assets ratio
The Group's equity to assets ratio was 53% (46%) at 30 June 2003. The ratio is defined as the sum of consolidated equity and minority interests, including the
(euro)120 million of subordinated convertible debentures, as a percentage of total assets.

The Group holds minority interests in TV4 AB and P4 Radio Hele Norge ASA, as well as shares in, and loans to, Metro International S.A. These holdings are treated as financial assets and have a combined book value of SEK 587 (639) million. The aggregate market value of these securities amounted to SEK 917 (1,029) million at 30 June 2003, giving rise to a net surplus value of SEK 330 million. The TV4 shares and the P4 share account for a surplus to book value of SEK 372 million and SEK 37 million respectively, whilst the book value of the Metro shares was at a premium to the market value of the securities at 30 June 2003 of SEK 79 million. Adjusted for the net surplus value the equity to assets ratio at 30 June 2003 was 55% (48%).

MTG is participating in the debt restructuring of Metro and will convert the outstanding receivables to Metro to A and B shares in August. On the 5th of August the 19.9% of the voting rights and 28.4% of the capital MTG has in Metro had a book value of SEK 640 million and a corresponding market value of SEK 1,038 million.

Liquid funds
The Group's liquid funds, including unutilised credit facilities, amounted to SEK 1,393 (362) million at 30 June 2003. The increase is mainly due to the newly acquired unused credit facility of SEK 800 million.

Net debt
Group net debt is defined as interest-bearing liabilities, including the convertible debentures, less interest-bearing assets, and totalled SEK 1,165 (1,181) million at the close of the reporting period. The Group's net debt to equity ratio was 59% (57%) at 30 June 2003. The ratio is defined as the Group's net debt as a percentage of consolidated equity and minority interests.

Parent company
The parent company reported net sales of SEK 21 (18) million for the second quarter and SEK 35 (32) million for the first six months. Net interest and other financial items totalled SEK 50 (-92) million for the second quarter and SEK 115
(16) million for the first half-year. Profit before tax amounted to SEK 14 (-125) million for the quarter and SEK 44 (-39) million for the first half-year. MTG's financial policy includes the provision of a central cash pool to support operating companies.

OTHER INFORMATION

This interim report has not been subject to review by the Company's auditors. MTG's financial results for the nine months ended 30 September 2003 will be released on 22 October 2003.

Stockholm 6th August 2003

Hans-Holger Albrecht
President & Chief Executive Officer

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Mia Brunell, Chief Financial Officer                 tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in twelve countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).


CONSOLIDATED INCOME STATEMENT (MSEK)                                 2003         2002         2003         2002          2002
                                                               April-June   April-June     Jan-June     Jan-June     Full year

Net sales                                                           1 631        1 506        3 144        2 922         6 023
Cost of goods and services                                         -1 004       -1 027       -1 946       -1 984        -3 939
-------------------------------------------------------------------------------------------------------------------------------
Gross income                                                          626          479        1 197          938         2 084

Selling, administrative, research and
development expenses                                                 -436         -395         -871         -773        -1 711
Other operating revenues                                                3            0            4            9            15
Other operating expenses                                              -51          -27          -93          -83          -154
Share of earnings in TV4                                                -          -13            -          -18           -18
Share of earnings in associated companies                              17           -3            1          -12            14
Other non-recurring Items                                               -          163            -          163            37
-------------------------------------------------------------------------------------------------------------------------------
Operating income (EBIT)                                               159          204          239          224           267

Net financial revenue and expense                                     -49         -129          -77         -121          -207
-------------------------------------------------------------------------------------------------------------------------------
Income after financial revenue and expense                            110           75          162          103            60
excluding interest on convertible debentures

Unrealised exchange rate difference on translation of
convertible debentures                                                  8           -7            4           40            28
Interest on convertible debentures                                    -15          -15          -30          -29           -60
-------------------------------------------------------------------------------------------------------------------------------
Income before tax                                                     104           53          135          114            28

Taxes                                                                 -46          -40          -58          -72           -92
Minority interests                                                      3            2            5            5            -3
-------------------------------------------------------------------------------------------------------------------------------
Net income for the period                                              61           15           82           47           -67

Shares outstanding at quarter-end, excl convertible and
share option scheme                                            66 375 156   66 375 156   66 375 156   66 375 156    66 375 156
Shares outstanding at quarter-end, incl convertible and
share option scheme                                            66 375 156   66 375 156   66 375 156   66 375 156    66 375 156

Basic average number of shares outstanding                     66 375 156   66 375 156   66 375 156   66 375 156    66 375 156
Fully diluted average number of shares outstanding             66 375 156   66 375 156   66 375 156   66 375 156    66 375 156

Basic earnings per share (SEK)                                       0,92         0,22         1,24         0,71         -1,00
Fully diluted earnings per share (SEK)                               0,92         0,22         1,24         0,71         -1,00


REVIEW OF THE GROUP (MSEK)                                           2003         2002         2003         2002          2002
                                                               April-June   April-June     Jan-June     Jan-June     Full year
Net sales by business area
Viasat Broadcasting                                                 1 234        1 163        2 326        2 194         4 451
Radio                                                                  50           44           85           76           157
TV Shop                                                               166          153          367          324           671
SDI Media                                                              84          102          171          192           379
Modern Studios                                                        175          146          365          287           639
Parent company and other companies                                     27           11           49           35           112
Eliminations                                                         -106         -148         -232         -254          -496
-------------------------------------------------------------------------------------------------------------------------------
                                                                    1 630        1 471        3 132        2 854         5 913
-------------------------------------------------------------------------------------------------------------------------------
Other non-recurring items/discontinued businesses                       1           34           12           68           110
-------------------------------------------------------------------------------------------------------------------------------
                                                                    1 631        1 505        3 144        2 922         6 023
-------------------------------------------------------------------------------------------------------------------------------

Operating income/loss by business area
Viasat Broadcasting                                                   188          123          313          202           449
Sale of shares in TV4                                                   -          163            -          163           163
Share of earnings TV4                                                   -          -13            -          -18           -18
Radio                                                                   5          -17          -16          -29           -31
TV Shop                                                                 2            4            9           12            12
SDI Media                                                              13           15           25           23            54
Modern Studios                                                          5            4           18           12            63
Parent company and other companies                                    -41          -39          -90          -76          -161
Eliminations                                                           -3           -3           -5           -5           -10
-------------------------------------------------------------------------------------------------------------------------------
                                                                      170          237          255          284           521
-------------------------------------------------------------------------------------------------------------------------------
Other non-recurring items/discontinued businesses                     -11          -33          -16          -60          -254
-------------------------------------------------------------------------------------------------------------------------------
                                                                      159          204          239          224           267
-------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET (MSEK)                              2003-06-30   2002-06-30   2002-12-31

Non-current assets
Capitalised development expenses                                       30           40           39
Beneficial rights                                                     309          292          297
Goodwill                                                              895        1 051          950
Machinery and equipment                                               173          238          213
Shares and participations                                             525          604          527
Long-term receivables                                                 961        1 010        1 041
----------------------------------------------------------------------------------------------------
                                                                    2 893        3 235        3 067

Current assets
Inventory                                                           1 164        1 646        1 384
Current receivables                                                 1 403        1 681        1 430
Cash, cash equivalents and short-term investments                     323          307          301
----------------------------------------------------------------------------------------------------
                                                                    2 890        3 634        3 115
----------------------------------------------------------------------------------------------------
Total assets                                                        5 783        6 869        6 182
----------------------------------------------------------------------------------------------------

Shareholders' equity
Restricted equity                                                   1 834        1 808        1 834
Non-restricted equity                                                 133          274           51
----------------------------------------------------------------------------------------------------
                                                                    1 967        2 082        1 885

Minority interests in equity                                           -5            4           16

Provisions                                                            127          134          171

Long-term liabilities
Convertible debenture loan 2001/2006                                1 100        1 090        1 103
Other interest-bearing liabilities                                     12          703          432
Non-interest-bearing liabilities                                       15           18           30
----------------------------------------------------------------------------------------------------
                                                                    1 127        1 811        1 565

Current liabilities
Other interest-bearing liabilities                                    450          354          227
Non-interest-bearing liabilities                                    2 117        2 484        2 318
----------------------------------------------------------------------------------------------------
                                                                    2 567        2 838        2 545
----------------------------------------------------------------------------------------------------
Total shareholders' equity and liabilities                          5 783        6 869        6 182
----------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CASH FLOWS                                2 003        2 002        2 003        2 002          2002
(MSEK)                                                         April-June   April-June     Jan-June     Jan-June     Full year

Net income for the period                                              61           15           82           47           -67
Adjustments to reconcile net income to net cash
provided by operations                                                 14          162          119          218           319
Changes in working capital                                            141         -167           45         -253            93
-------------------------------------------------------------------------------------------------------------------------------
Net cash flow from operations                                         217           10          246           12           345

Proceeds from sales of shares and securities                            1          204            1          204           204
Investments in shares in subsidiaries and associates                  -11         -220          -11         -281          -277
Other investments in shares                                             -         -204            -         -204          -204
Investments in other fixed assets                                     -23          -17          -52          -44           -98
Other cash flow from investing activities                               5           33            5           33            35
-------------------------------------------------------------------------------------------------------------------------------
Cash flow to investing activities                                     -28         -204          -57         -292          -340

Cash flow from/to financing activities                               -199           33         -166          332            40

-------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents for the period                -10         -161           23           52            45
-------------------------------------------------------------------------------------------------------------------------------




                                                                                        Non-
RECONCILIATION OF SHAREHOLDERS                               Share   Restricted      restricted
EQUITY (MSEK)                                              capital     reserves        reserves      Total

Closing balance at December 31, 2002                           332        1 502           51        1 885
Net result for January-June 2003                                 -            -           82           82
Exchange rate differences on intercompany financial items        -            -           85           85
Currency translation differences                                 -            -          -85          -85
Transfer between restricted and non-restricted reserves          -            -            0            0
----------------------------------------------------------------------------------------------------------
Closing balance at June 30, 2003                               332        1 502          133        1 967


Modern Times Group MTG AB                    Q1      Q2       Q3       Q4      Total       Q1      Q2     Q3     Q4        YTD
Net sales (SEK million)                    2002    2002     2002     2002       2002     2003    2003   2003   2003       2003

-------------------------------------------------------------------------------------------------------------------------------
Viasat Broadcasting *
TV3 Scandinavia                           422,2   492,4    393,5    584,5    1 892,6    441,6   561,4                  1 003,0
TV3 Baltics                                43,3    61,1     41,9     79,6      225,9     55,5    72,0                    127,5
ZTV                                        22,1    26,4     20,5     32,1      101,1     22,2    28,9                     51,1
ZTV Norway                                  1,7     3,0      2,9      3,9       11,5      3,9     3,4                      7,3
3+                                         54,7    62,5     59,9     68,5      245,6     61,2    67,1                    128,3
Viasat3 Hungary                             1,9     3,4      1,8      4,7       11,7      5,5    10,2                     15,7
Darial TV                                   0,7     5,0      5,2      6,8       17,8      6,9     8,2                     15,1
Viasat                                    515,3   514,6    489,8    521,0    2 040,8    524,4   527,4                  1 051,7
TV1000                                    191,1   190,5    191,2    195,4      768,2    186,5   179,3                    365,8
TV6                                        14,0    11,8     12,8     12,2       50,8     12,8    11,7                     24,5
Viasat Sport (Sweden, Norway and
Denmark)                                   12,0    14,3     14,5     11,3       52,2     14,4    14,4                     28,8
Viasat Explorer                             1,7     1,7      1,7      1,7        6,8      1,7     1,7                      3,4
TV8                                         6,0     5,1      4,8      4,1       20,0      4,9     4,6                      9,5
Text TV *                                  26,7    26,1     24,8     23,2      100,8     22,8    19,5                     42,3
Other and eliminations                   -282,8  -254,4   -284,2   -273,5   -1 094,9   -271,9  -275,8                   -547,7
                                      -----------------------------------------------------------------------------------------
                                        1 030,7 1 163,5    981,1  1 275,6    4 450,9  1 092,4 1 234,0    0,0    0,0    2 326,3
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter/Metro FM         30,2    40,7     33,5     42,1      146,5     32,8    46,7                     79,5
Baltics                                     1,8     3,3      2,7      2,9       10,7      2,3     3,2                      5,5
                                      -----------------------------------------------------------------------------------------
                                           32,0    44,0     36,3     45,0      157,3     35,2    49,9    0,0    0,0       85,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TV Shop
TV-Shop                                   114,8    98,4     96,0    114,0      423,2    125,2    95,7                    220,8
Internet Retailing                         29,7    29,9     37,2     59,7      156,4     64,7    62,4                    127,0
e-Commerce Logistics                       45,8    41,8     41,2     42,2      171,0     42,5    38,1                     80,6
Other and eliminations                    -19,7   -17,2    -16,3    -26,7      -79,9    -31,3   -29,8                    -61,1
                                      -----------------------------------------------------------------------------------------
                                          170,6   152,9    158,1    189,1      670,7    201,0   166,3    0,0    0,0      367,3
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
SDI Media                                  90,1   102,2     93,7     92,9      378,9     86,9    84,3    0,0    0,0      171,2
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Modern Studios **
Strix Television                           75,0    92,6     82,0    109,9      359,6    108,2   108,1                    216,3
Sonet Film                                 19,6     6,3     31,9     40,9       98,7     30,0    27,0                     57,0
Modern Entertainment                       17,7    12,6     21,0     17,6       68,9     16,3    15,1                     31,5
Other and eliminations                     29,2    33,7     18,1     31,3      112,2     35,5    24,6                     60,1
                                      -----------------------------------------------------------------------------------------
                                          141,5   145,2    153,0    199,7      639,4    190,1   174,9    0,0    0,0      365,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Parent company and other companies         24,3    11,4     51,5     24,5      111,7     21,6    27,1    0,0    0,0       48,6
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Discontinued businesses                    34,0    34,3     21,0     20,9      110,2     11,3     0,7    0,0    0,0       12,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Eliminations                             -106,4  -147,9   -123,4   -118,1     -495,8   -125,5  -106,1    0,0    0,0     -231,6
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Group total                             1 416,7 1 505,6  1 371,2  1 729,8    6 023,2  1 512,9 1 630,9    0,0    0,0    3 143,9
-------------------------------------------------------------------------------------------------------------------------------

* Text TV has been transferred from New Media to Viasat Broadcasting from 2003.
The 2002 figures have been restated

accordingly.
** The remaining operating units of the closed-down Publishing Business Area have been transferred to Modern Studios from 2003. The 2002 figures have been restated accordingly.



EBITDA                                       Q1      Q2       Q3       Q4      Total       Q1      Q2     Q3     Q4        YTD
(SEK million)                              2002    2002     2002     2002       2002     2003    2003   2003   2003       2003

-------------------------------------------------------------------------------------------------------------------------------
Viasat Broadcasting
TV3 Scandinavia                            57,1    19,7    -32,3     71,8      116,3     12,3    50,1                     62,4
TV3 Baltics                                 1,4    18,3      0,7     33,3       53,7      7,9    22,2                     30,1
ZTV                                         0,1     3,5     -1,7      7,3        9,1      1,1     4,2                      5,3
ZTV Norway                                 -8,3    -7,0     -7,2     -6,2      -28,7     -6,8    -6,9                    -13,7
3+                                          5,0    14,6      3,4     16,3       39,2      0,0     1,6                      1,6
Viasat3 Hungary                           -14,8   -11,5    -12,7    -14,8      -53,8     -9,5    -6,1                    -15,6
Darial TV                                  -9,4    -7,9     -8,0     -6,1      -31,4     -8,1    -5,4                    -13,6
Viasat                                     55,3    60,6     65,3     60,2      241,3     82,3    61,7                    144,1
TV1000                                     14,9    35,3     29,7     68,4      148,3     67,0    77,6                    144,7
TV6                                         6,6    10,2      7,5     11,1       35,4      7,4     6,1                     13,4
Viasat Sport (Sweden, Norway and
Denmark)                                   -0,5    -1,1      1,8     -1,3       -1,1     -1,0    -0,8                     -1,8
Viasat Explorer                             0,0    -0,1     -0,1      0,0       -0,2     -0,3    -0,6                     -0,9
TV8                                        -1,1    -2,3     -2,0     -3,1       -8,5     -2,3    -2,8                     -5,1
Text TV                                    10,4    10,7     10,8     11,0       42,9      9,9     8,0                     17,9
Other and eliminations                     -1,4    -1,3     -1,9      4,4       -0,2     -0,4    -0,2                     -0,6
Associated companies                        0,0    13,5     -0,7     13,5       26,3     -0,6    11,1                     10,5
                                      ----------------------------------------------------------------------------------------
                                          115,3   155,0     52,6    265,8      588,7    159,1   219,6    0,0    0,0      378,8
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TV4
Sale of TV4 shares                          0,0   162,9        -        -      162,9        -       -                      0,0
Share of earnings in TV4                   -5,1   -13,0        -        -      -18,1        -       -                      0,0
                                      ----------------------------------------------------------------------------------------
                                           -5,1   149,9      0,0      0,0      144,8      0,0     0,0    0,0    0,0        0,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter/Metro FM         -4,5    -4,0     -6,0     -1,5      -16,0    -10,1     1,0                     -9,1
Baltics                                    -0,2     0,2      0,2      0,6        0,8     -0,1     0,0                     -0,1
Associate companies                        -6,6   -11,5     -0,8      7,3      -11,6     -9,7     5,1                     -4,6
                                      -----------------------------------------------------------------------------------------
                                          -11,4   -15,3     -6,5      6,5      -26,8    -19,9     6,1    0,0    0,0      -13,8
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TV Shop
TV-Shop                                     4,2     0,4     -5,7     -2,3       -3,5      4,8    -1,5                      3,4
Internet Retailing                          0,8     0,7      3,1      5,7       10,3      4,5     4,4                      9,0
e-Commerce Logistics                        5,9     6,7      5,2      3,3       21,1      2,4     2,3                      4,8
Other and eliminations                      1,2     0,8     -0,5     -1,5       -0,1      0,1     0,6                      0,7
                                      -----------------------------------------------------------------------------------------
                                           12,0     8,6      2,1      5,1       27,9     11,9     5,9    0,0    0,0       17,8
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
SDI Media                                  12,1    18,1     19,7     17,4       67,2     14,0    15,4    0,0    0,0       29,4
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                           13,2    16,6     14,5     16,9       61,2     11,6    13,9                     25,5
Sonet Film                                 -1,5    -5,6      9,4     10,3       12,6      9,2     1,0                     10,2
Modern Entertainment                        7,4     1,4     10,0      7,0       25,7      4,9     3,8                      8,7
Other and eliminations                      0,0     0,8      3,1      4,5        8,4      3,0     0,6                      3,6
                                      -----------------------------------------------------------------------------------------
                                           19,1    13,2     37,0     38,7      108,0     28,7    19,4    0,0    0,0       48,1
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Parent company and other companies                                                                                         0,0
Parent company and other companies        -27,7   -33,1    -42,9    -22,9     -126,6    -40,8   -39,8                    -80,6
Associate companies                        -6,6    -4,3     -1,5    -14,8      -27,2     -5,2     0,6                     -4,7
                                      -----------------------------------------------------------------------------------------
                                          -34,3   -37,4    -44,4    -37,7     -153,8    -46,0   -39,3    0,0    0,0      -85,3
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Non-recurring items/discontinued
businesses                                -24,7   -30,3    -23,3   -124,0     -202,3     -5,0   -10,6    0,0    0,0      -15,6
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Eliminations                                0,0     0,0      0,0      0,0        0,0     -0,4     0,4    0,0    0,0        0,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Group total                                83,1   261,7     37,1    171,8      553,8    142,4   216,9    0,0    0,0      359,3
-------------------------------------------------------------------------------------------------------------------------------


Operating income, EBIT                       Q1      Q2       Q3       Q4      Total       Q1      Q2     Q3     Q4        YTD
(SEK million)                              2002    2002     2002     2002       2002     2003    2003   2003   2003       2003

-------------------------------------------------------------------------------------------------------------------------------
Viasat Broadcasting
TV3 Scandinavia                            45,9    16,3    -37,6     63,7       88,3      6,0    44,3                     50,3
TV3 Baltics                                 0,9    11,3     -2,8     29,8       39,2      4,7    20,9                     25,6
ZTV                                         0,1     3,5     -1,7      7,3        9,1      1,1     4,2                      5,3
ZTV Norway                                 -8,3    -7,0     -7,2     -6,2      -28,7     -6,8    -6,9                    -13,7
3+                                          5,0    14,6      3,4     16,3       39,2      0,0     1,6                      1,6
Viasat3 Hungary                           -16,4   -11,4    -13,2    -15,4      -56,4     -9,9    -6,5                    -16,5
Darial TV                                 -10,0    -8,7     -8,7     -6,6      -34,0     -8,9    -6,6                    -15,6
Viasat                                     50,7    56,2     61,0     52,8      220,6     78,6    57,8                    136,3
TV1000                                      4,6    25,0     19,3     58,1      107,0     56,7    67,3                    124,1
TV6                                         6,6    10,2      7,5     11,1       35,4      7,4     6,1                     13,4
Viasat Sport (Sweden, Norway and
Denmark)                                   -0,5    -1,1      1,8     -1,3       -1,1     -1,0    -0,8                     -1,8
Viasat Explorer                             0,0    -0,1     -0,1      0,0       -0,2     -0,3    -0,6                     -0,9
TV8                                        -1,9    -2,5     -2,1     -3,3       -9,8     -2,5    -2,9                     -5,4
Text TV                                    10,1    10,4     10,2     10,1       40,8      7,3     6,5                     13,8
Other and eliminations                     -7,7    -7,7     -8,8     -2,8      -27,0     -6,9    -7,3                    -14,2
Associate companies                         0,0    13,5     -0,7     13,5       26,3     -0,6    11,1                     10,5
                                      -----------------------------------------------------------------------------------------
                                           79,0   122,5     20,3    227,1      448,9    125,0   188,0    0,0    0,0      313,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TV4
Sale of TV4 shares                          0,0   162,9        -        -      162,9        -       -                      0,0
Share of earnings TV4                      -5,1   -13,0        -        -      -18,1        -       -                      0,0
                                      -----------------------------------------------------------------------------------------
                                           -5,1   149,9      0,0      0,0      144,8      0,0     0,0    0,0    0,0        0,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Radio
Rix/Power/Lugna Favoriter/Metro FM         -4,8    -4,4     -6,3     -2,0      -17,4    -10,6     0,5                    -10,1
Baltics                                    -0,4     0,0      0,1      0,5        0,2     -0,2    -0,1                     -0,3
Eliminations                               -0,5    -0,6     -0,6     -0,6       -2,2     -0,6    -0,6                     -1,2
Associate companies                        -6,6   -11,5     -0,8      7,3      -11,6     -9,7     5,1                     -4,6
                                      -----------------------------------------------------------------------------------------
                                          -12,2   -16,5     -7,6      5,3      -31,0    -21,1     5,0    0,0    0,0      -16,1
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TV Shop
TV-Shop                                     3,9     0,1     -6,1     -2,7       -4,8      4,5    -1,8                      2,7
Internet Retailing                          0,8     0,7      3,1      5,7       10,2      4,5     4,4                      8,9
e-Commerce Logistics                        3,6     4,4      2,8      2,1       12,9      0,3     0,1                      0,4
Other and eliminations                     -0,5    -0,9     -2,2     -3,2       -6,7     -1,7    -1,1                     -2,8
                                      -----------------------------------------------------------------------------------------
                                            7,7     4,3     -2,3      1,9       11,6      7,6     1,7    0,0    0,0        9,2
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
SDI Media                                   8,5    14,6     16,4     14,2       53,7     11,7    13,3    0,0    0,0       25,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Modern Studios
Strix Television                           13,0    16,5     14,4     16,8       60,6     11,5    13,8                     25,3
Sonet Film                                 -1,5    -5,7      9,4     10,2       12,4      4,3    -3,1                      1,2
Modern Entertainment                        1,0    -3,2      2,6     -1,3       -1,0     -1,7    -2,0                     -3,7
Other and eliminations                     -4,4    -3,5     -1,3     -0,2       -9,4     -1,1    -3,7                     -4,8
                                      -----------------------------------------------------------------------------------------
                                            8,1     4,1     25,0     25,6       62,6     13,0     5,0    0,0    0,0       18,0
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Parent company and other companies
Parent company and other companies        -30,0   -35,2    -45,4    -34,9     -145,5    -43,3   -41,6                    -85,0
Associated companies                       -6,6    -4,3     -1,5     -2,5      -14,8     -5,2     0,6                     -4,7
                                      -----------------------------------------------------------------------------------------
                                          -36,6   -39,5    -46,9    -37,3     -160,3    -48,6   -41,1    0,0    0,0      -89,6
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Non-recurring items/discontinued
business                                  -27,2   -32,7    -25,7   -168,4     -254,0     -5,1   -10,7    0,0    0,0      -15,7
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Eliminations                               -2,4    -2,4     -2,4     -2,4       -9,6     -2,4    -2,4    0,0    0,0       -4,8
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Group total                                19,9   204,2    -23,3     65,9      266,7     80,2   158,8    0,0    0,0      239,0
-------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht



Dated:  August 6, 2003